

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

Jesper Brandgaard
Executive Vice President and
Chief Financial Officer
Novo Nordisk A/S
Novo Alle 1
DK-2880 Bagsvaerd
Denmark

>   **Re: Novo Nordisk A/S**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Filed January 11, 2010**
>   **File Number: 333-82318**

Dear Mr. Brandgaard:

We have reviewed your June 28, 2010 response to our June 2, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects, page 10

1.   Please refer to your response to comment one and your revised disclosures. We believe the proposed disclosures should be included in your discussion of operating results and liquidity. Therefore, please confirm that you will include all of the information provided in your response in Item 5 of the 2010 Form 20-F. In addition, you state in your proposed disclosure that the patent for Prandin expires in the US in 2018. Therefore, please tell us why the table on page 94 of the 2009 Annual Report shows that this patent has already expired in the US.

<u>Research and Development, Patents, Licenses, Etc., page 12</u>

2.   Please refer to your response to comment two and your proposed disclosures. Please revise your disclosure to specifically state that none of the individual projects was material to total "R&D spend" during the periods presented. In addition, please disclose your criteria for deeming a project or group of related projects significant, including the qualitative and quantitative factors you considered in making this determination. Identify those projects/groups that you consider significant under your criteria or indicate that no project/group is considered significant. We do not believe that determination of product/group significance is limited to the amount of R&D expense incurred or to be incurred. Other factors such as the expected effects on your cash flows or results of operations which may be impacted by a new product introduction may also factor into this determination.

<u>Exhibit No. 14.1</u>
<u>Notes to the Consolidated Financial Statements</u>
<u>2- Accounting Policies</u>
<u>Other Intangible Assets, page 59</u>

3.   Please refer to your response to comment four and your revised disclosures. Please revise your proposed disclosure to specifically state that the amortization for patents and licenses begins after regulatory approval has been obtained, which is the point in time from which the intangible asset is available for use in the production of the product.

        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant